UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Codiak Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

   192010106

(CUSIP Number)

Mark McDonnell

ARCH Venture Management, LLC

8755 W. Higgins Road Suite 1025

      Chicago, IL 60631

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    September 13, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 192010106	13D	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,854,098 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,854,098 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 192010106	13D	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Fund VIII Overage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,854,098 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,854,098 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 192010106	13D	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,854,098 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,854,098 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 192010106	13D	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ARCH Venture Partners VIII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,854,098 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,854,098 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 192010106	13D	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Nelsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,854,098 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,854,098 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 192010106	13D	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keith Crandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,854,098 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,854,098 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 192010106	13D	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clinton Bybee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 8,854,098 shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 8,854,098 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,854,098 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 192010106	13D	Page 9 of 15 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of Codiak Biosciences, Inc. (the “Issuer”) having its principal executive office at 35 Cambridge Park Drive, Suite 500, Cambridge, MA 02140.

Item 2.	Identity and Background.

(a)	This statement is being filed by: (1) ARCH Venture Fund VIII, L.P. (“ARCH Venture Fund VIII”), (2) ARCH Venture Fund VIII Overage, L.P. (“ARCH Venture Fund VIII Overage”), (3) ARCH Venture Partners VIII, L.P. (“AVP VIII LP”), which is the sole general partner of ARCH Venture Fund VIII, (4) ARCH Venture Partners VIII, LLC (“AVP VIII LLC”), which is the sole general partner of AVP VIII LP and ARCH Venture Fund VIII Overage, (5) Clinton Bybee (“Bybee”), (6) Keith Crandell (“Crandell”), and (7) Robert Nelsen (“Nelsen” and, together with Bybee and Crandell, collectively, the “Managing Directors” and each individually, a “Managing Director”). Each of the individuals and entities above shall be referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(b)	The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.

(c)	The principal business of ARCH Venture Fund VIII and ARCH Venture Fund VIII Overage is to invest and assist in developmental and emerging businesses located principally in the United States. The principal business of AVP VIII LP is to act as the general partner of ARCH Venture Fund VIII. The principal business of AVP VIII LLC is to act as the general partner of AVP VI LP and ARCH Venture Fund VIII Overage. The principal business of each of the Managing Directors is to act as managing directors of AVP VIII LLC and a number of affiliated partnerships with similar businesses.

(d)	During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)	During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)	Each of ARCH Venture Fund VIII, ARCH Venture Fund VIII Overage and AVP VIII LP is a Delaware limited partnership. AVP VIII LLC is a Delaware limited liability company. Each of the Managing Directors is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 13, 2022, ARCH Venture Fund VIII participated in a follow-on offering of shares of Common Stock of the Issuer by purchasing 5,000,000 shares of Common Stock at a purchase price of $1.50 per share.  ARCH Venture Fund VIII also received a warrant to purchase 5,000,000 shares of common stock at a strike price of $1.875 each.

The working capital of ARCH Venture Fund VIII was the source of the funds for the purchase of its shares.  No part of the purchase price paid by this entity was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock described above.  The total amount paid by ARCH Venture Fund VIII for securities purchased in the above-listed transactions is as follows:

ARCH Venture Fund VIII:                                               $7,500,000.00

CUSIP No. 192010106	13D	Page 10 of 15 Pages

Item 4.	Purpose of Transaction.

ARCH Venture Fund VIII acquired the Common Stock for investment purposes.  Depending on market conditions, the continuing evaluation of the business and prospects of the Issuer and other factors, ARCH Venture Fund VIII and ARCH Venture Fund VIII Overage and other Reporting Persons may dispose of or acquire additional shares of Common Stock of the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer's business or corporate structure;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)

ARCH Venture Fund VIII is the record owner of 7,503,903 shares of Common Stock (“AVF VIII Record Shares”). AVP VIII LP, as the sole general partner of ARCH Venture Fund VIII, may be deemed to beneficially own the AVF VIII Record Shares.  AVP VIII LLC, as the sole general partner of AVP VIII LP, may be deemed to beneficially own the AVF VIII Record Shares.

CUSIP No. 192010106	13D	Page 11 of 15 Pages

ARCH Venture Fund VIII Overage is the record holder of 1,350,195 shares of Common Stock (“AVF VIII Overage Record Shares” and, together with the AVF VIII Record Shares, the “Record Shares”).  AVP VIII LLC, as the sole general partner of ARCH Venture Fund VIII Overage, may be deemed to beneficially own the AVF VIII Overage Record Shares.

By virtue of their relationship as affiliated entities who have overlapping general partners and managing directors, each entity and Reporting Person may be deemed to share the power to direct the disposition and vote of the Record Shares.  In addition, each of the Managing Directors may be deemed to share the power to direct the disposition and vote of the Record Shares. Each Reporting Person disclaims beneficial ownership of all securities except for the shares, if any, held of record by such Reporting Person.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the 35,878,864 shares of Common Stock reported by the Issuer to be outstanding as of September 12, 2022 in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on September 14, 2022. The outstanding warrants are not included in the shares outstanding for the Issuer or the Reporting Persons.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

ARCH Venture Fund VIII and ARCH Venture Fund VIII Overage are parties to that certain Amended and Restated Investors’ Rights Agreement, dated November 17, 2017 (the “Investor Rights Agreement”), which is attached as Exhibit 4.2 to the Issuer’s Form S-1 filed on September 9, 2020 and incorporated by reference herein. Effective as of the closing of the Issuer’s initial public offering, the covenants relating to delivery of financial statements, inspection rights and observer rights set forth in Section 3, right to purchase additional shares in section 4 and certain other covenants in section 5 were terminated. Pursuant to the Investor Rights Agreement, ARCH Venture Fund VIII and ARCH Venture Fund VIII Overage have certain registration rights with respect to their Common Stock.

The Reporting Persons have agreed not to sell shares of the Issuer’s securities for 90 days pursuant to lock-up agreements with the underwriter of the offering described in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission on September 14, 2022.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 – Agreement of Joint Filing

CUSIP No. 192010106	13D	Page 12 of 15 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 20, 2022

ARCH VENTURE FUND VIII, L.P.

By:        ARCH Venture Partners VIII, L.P.

its General Partner

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                                 *

     Keith Crandell

     Managing Director

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partners

By:                            *

      Keith Crandell

      Managing Director

CUSIP No. 192010106	13D	Page 13 of 15 Pages

ARCH VENTURE PARTNERS VIII, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell

Attorney-in-Fact

*       This Schedule 13D was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Codiak Biosciences, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 13, 2020 and incorporated herein in its entirety by reference.

CUSIP No. 192010106	13D	Page 14 of 15 Pages

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Codiak Biosciences, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

Dated:        September 20, 2022

ARCH VENTURE FUND VIII, L.P.

By:        ARCH Venture Partners VIII, L.P.

its General Partner

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                       *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                                 *

     Keith Crandell

     Managing Director

ARCH VENTURE FUND VIII OVERAGE, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partners

By:                            *

      Keith Crandell

      Managing Director

CUSIP No. 192010106	13D	Page 15 of 15 Pages

ARCH VENTURE PARTNERS VIII, LLC

By:                            *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Clinton Bybee

                                  *

Robert Nelsen

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*          This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Codiak Biosciences, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on October 13, 2020 and incorporated herein in its entirety by reference.